Exhibit 4.135
(English Translation)
LOAN AGREEMENT
This Loan Agreement (hereinafter the “Agreement”) is entered into on 24th, January 2011. between the following contractual parties:
1.	Telvent Energia S.A., a Joint Company organized and existing under the laws of Spain, with registered office at Valgrande 6, Alcobendas 28108, Madrid, Spain, with V.A.T/Taxpayer’s Number [***], entered in the Companies’ Register of Madrid, in volume 1612 general, 1036 of section 3 of the Companies Book, sheet 1, sheet number 7367, registration 1, represented by Mr. Victor José Hidalgo Vega, with Personal [***], passport number: [***], by virtue of a power of attorney dated November 25, 2010 before the Notary Public Mr. Ignacio Paz-Ares Rodriguez, with protocol number [***] (hereinafter the “Lender”)
And
2.	DMS Group LLC for power engineering Novi Sad, a company organized and existing in accordance with the laws and regulations of the Republic of Serbia, with its registered seat at Sremska Street No. 4, Novi Sad, Serbia, registration number [***], herein represented by the Chairman of the Board, Prof. dr Dragan Popovic, Personal ID: [***], as the borrower (hereinafter the “Borrower”),
Whereas,
1. The Parties are the only 2 members of the company Telvent DMS LLC for power engineering Novi Sad, a limited liability company organized and existing in accordance with the laws and regulations of the Republic of Serbia, with its registered seat at Sremska No. 4, Novi Sad, registration number [***] (hereinafter the “Company”);
2. The Parties entered into a Joint Venture Agreement dated May 8, 2008 (hereinafter referred to as the “JV Agreement”) for establishing the Company and the respective capital contributions of the parties.
3. The Parties have entered into the First Amendment to the JV Agreement concurrently with the signing of this Agreement for the purpose of increasing the Company’s basic capital by the amount of EUR 24,000,000.00 (the “Additional Capital Contributions”) which shall be paid by the Parties in proportion to their respective Contribution Percentages in the Company (i.e. the Borrower 43% (EUR 10,320,000.00) and the Lender 57% (EUR 13,680,000.00));
4. Pursuant to the Stake Transfer Agreement entered into between the parties concurrently with the signing of this Agreement (the “STA”) the Lender shall receive 8% of the total capital of the Company from the Borrower upon payment of the Fixed Purchase Price in full, and under the STA, the stakes of the Parties shall be as follows:
(a)	The Borrower shall be the owner of a stake amounting to 43% of the total basic capital of the Company, which consists of the registered and invested non-monetary capital in rights and tangibles in the amount of EUR 5,265,350.00, (in letters: five million two hundred sixty five thousand three hundred fifty euros).
(b)	The Lender shall be the owner of a stake amounting to 57% of the total basic capital of the Company, which consists of the registered and invested monetary capital in the amount of EUR 4,135,000.00 (in letters: four million one hundred thirty five thousand euros and the registered and invested non-monetary capital in rights and tangibles in the amount of EUR 2,844,600.00 (in letters: two million eight hundred fourty four thousand six hundred euros).
5. The Parties enter into this Agreement for the purpose of financing the payment by the Borrower of the Borrower’s Additional Capital Contributions.
Certain definitions and rules
In this Agreement capitalized terms shall have the meanings set out below:
“Additional Capital Contributions” has the meaning set out in the third recital of this Agreement;
“Applicable Law” — means the laws of the Republic of Serbia;
“Cause” — means any one or more of the following actions or conducts performed by Dragan Popovic:
a)	which constitute a criminal offense from the following group of criminal offenses determined by the CL RS:
•	criminal offences against the commercial activity including only the most serious forms of the following criminal offenses:

•	forging the securities

•	professional negligence at commercial work

•	causing bankruptcy

•	causing false bankruptcy

•	causing damage to creditors

•	abuse of power in commercial activities

•	disclosure of business secret

•	criminal offences against property punishable by CL RS for which suspended sentence cannot be imposed, under the following conditions: (i) that a final court verdict was determined by a court of competent jurisdiction against Dragan Popovic, due to the aforementioned offenses, and (ii) that damage has been done to the Company and the mentioned damage being an element of the crime.
b)	actions by Dragan Popovic, in carrying out his duties, or failure to take actions, that constitute gross negligence or willful misconduct which continues for more than 30 days after written notice given by Lender and which results in significant loss which results in material change in the results of operation of the Company (defined in the Employment Agreement as the breaches of work duty). The significant loss shall be confirmed by one of the Big four independent auditors (Deloitte, Pricewaterhouse Coopers, Ernst & Young, KPMG);
c)	breach of any non-competition covenant of Dragan Popovic under his employment agreement with the Company (defined in the Annex to the Employment Agreement as the breaches of work duty) or under JV Agreement as determined by a decision made in arbitration proceedings in accordance with the rules and procedures set out in the Shareholders Agreement, if possible, and if not possible, as determined by a final court verdict by a court of competent jurisdiction;
“Closing” means the completion of the actions to be done on the Closing Date and receipt of the payment of the Fixed Component of the Purchase Price under the STA by DMS GROUP on its bank account;
“Closing Date” means the date which is 15 days after the Signature Date, or at such other time as the parties may agree in writing on which the following actions shall be completed:
(a) The execution and delivery by the parties to the Transaction Documents of the Closing Documents;
(b) The satisfaction or waiver of all of the closing conditions set out in the Transaction Documents;
(c) Telvent shall give wire transfer instruction to its bank to transfer the Fixed Component of the Purchase Price payable under the STA to the bank account specified by DMS GROUP.
“Closing Documents” means all of the documents to be signed and/or delivered by the parties to the Transaction Documents on the Closing in accordance with the terms of the Transaction Documents
“CL RS” — means Criminal Law of the Republic of Serbia (“Official Gazette of the RS” No. 85/05, 88/05, 107/05, 72/09 and 111/09);

“Dragan Popović” — means Prof. Dr Dragan Popović, as the Chairman of the Board or the Executive Director of the Company, personal identification number unique/personal identification number: [***], with his place of residence in [***];
“Employment Agreement” — means the Employment agreement of Dragan Popovic with the Company dated July 7, 2008. with its annex entered into between Dragan Popovic and the Company concurrently with the signing of this Agreement ;
“Good Reason” means any of the following breaches by the Lender or any Affiliated Company of the Lender which occurs on or after the date of conclusion of this Agreement and the First Amendment to the JV Agreement without the consent of Dragan Popovic:
(a)	any material decrease in the title, responsibilities, authorities, powers or duties of Prof. Dr. Dragan Popovic as described in Appendix 3 to the First Amendment to the JV Agreement or in the Management Agreement with the Lender or in the Employment Agreement with the Company and the Annex to that Employment Agreement that continues for more than thirty (30) days after Dragan Popovic has given written notice to the Lender of such decrease; or

(b)	If the Lender or any Affiliated Company of the Lender breaches any of the Articles from the Transaction Documents relating to Dragan Popovic’s title, responsibilities, authorities, powers or duties or breaches its obligations to pay its Additional Capital Contribution or the Installments of the Loan in accordance with the First Amendment to the JV Agreement and this Agreement and such breach is not remedied within thirty (30) days after Dragan Popovic has given written notice to the Lender of such breach.

(c)	Breach as described in Article XIII, point 13.16 of the JV Agreement, as amended

(d)	Articles of the Reseller and Service Agreement — VAR Agreement dated May 8, 2008, and of its annexes, with regard to the maximum mark up on the mutually agreed prices for Company services and licenses which are contrary to notification from Dragan Popovic that such mark-up will be in breach up to the maximum mark-up agreed to in the First Annex to the Reseller and Services Agreement.
“Facilities” — means Facility A, Facility B and Facility C jointly;
“Facility” — means Facility A, Facility B or Facility C individually;
“Financial Indebtedness” means indebtedness of the Borrower in respect of:

(a)	money borrowed from banks, financial institutions or third parties;
(b)	any amount outstanding under any credit facility;
(c)	any amount arising from the issuing of securities, promissory notes or similar instruments;
(d)	any lease, hire purchase or sale and lease-back that is characterized as a finance or capital lease in accordance with Serbian accounting principles;
(e)	factoring/forfeiting and reverse factoring programs, unless performed on a non-recourse basis;
(f)	deferred payments for acquisitions or similar transactions which include an interest charge in the payment terms;
“First Amendment to the JV Agreement” — means the amendment to the JV Agreement entered into between the parties concurrently with the signing of this Agreement;
“First Amendment to the Shareholders Agreement” — means the First Amendment to the Shareholders Agreement entered into between the parties concurrently with the signing of this Agreement;
“Fixed Purchase Price” — means the fixed Purchase Price in the amount of EUR 9,600,000.00 to be paid to the Borrower by the Lender in accordance with the STA;
“Foundation Agreement” — means the Company’s Foundation Agreement dated 8 May 2008 with its first amendments of 4 July 2008;
“Grace period” — means period in which the Borrower is not obliged to make principal payments of the Loan, but is obliged to pay the interest under this Agreement;
“JV Agreement” — means the JV Agreement entered into between the Parties dated 8 May 2008;
“Law on Foreign Exchange Transactions” — means the Law on Foreign Exchange Transactions (Zakon o deviznom poslovanju, “Službeni glasnik RS” No. 62/06);
“Law on Mortgage” — means the Law on Mortgage (Zakon o hipoteci, “Službeni glasnik RS” No. 115/05);
“Law on Registered Movables Pledges” — means the Law on Registered Movables Pledges (Zakon o založnom pravu na pokretnim stvarima upisanim u registar, “Službeni glasnik RS” No. 57/03, 61/05 and 64/06);

“Management Agreement” means the agreement entered into between the Lender and Dragan Popovic, as a non-resident employee in the position of the Executive Vice President for Smart Grid IT.
“Material Adverse Change” means an event or change affecting the Company which occurs after the date of signing of this Agreement which causes or will result in a decrease of assets of the Company of at least 30%, unless this decrease is caused by:
(a)	effects of changes in the exchange rate between Serbian dinars and Euros on the financial statement (provided to Lender in EUR) for a part of the assets which refers to the non-material investments, basic assets and stock;
(b)	general market conditions; or
(c)	failure or delay in fulfillment of obligations by Telvent Energia or Telvent Sweden under the contracts entered into with the Company.
“Maturity Date” has the meaning set out in Article 5.1.
“Mortgage” — has the meaning of means of security for the Lender’s claims determined in the Mortgage Agreement;
“Mortgage Agreement” — means the form of mortgage agreement attached to this Agreement as the Appendixes No. 2;
“Mortgage Escrow Agreement” — means the form of escrow agreement which is attached to this Agreement as Appendix 3 to be entered into by the Borrower, the Lender and the escrow agent under which the signed Mortgage Agreement will be held in escrow;
“Parties” — means the Borrower and the Lender jointly;
“Party” — means the Borrower or the Lender individually;
“Pledged Stake” — means a percentage of the Borrower’s stake in the Company, over which the pledge is established in favor of the Lender pursuant to the Stake Pledge Agreement;
“Real Property” — has the meaning assigned to this term in the Mortgage Agreement;
“Resignation” — means the voluntary and unilateral termination by Dragan Popovic of his Employment Agreement with the Company and does not include situations of termination due to illness or injury of Dragan Popovic or resignation for Good Reason;

“Signature Date” means the date on which the Transaction Documents are signed and confirmed by the parties thereto as complete for the Closing.
“Security Agreements” — means the Stake Pledge Agreement, the Mortgage Agreement and the Escrow Mortgage Agreement jointly;
“Shareholders Agreement” — means the Company’s Shareholders Agreement dated 8 May 2008.;
“Stake Pledge Agreement” — means the Stake pledge agreement entered into between the parties concurrently with the signing of this Agreement;
“Transaction Documents” means all the agreements and documents signed concurrently with the signing of this Agreement and sprecifically listed in the First Amendment to the JV Agreement.
“Variable Payments” — means variable payments to be paid to the Borrower by the Lender in accordance with the STA;
Gender — In this Agreement, words importing the singular number shall include the plural and vice versa, and words importing the use of any gender shall include the masculine, feminine and neuter genders;
Calculation of time — When calculating the period of time within which or following which any act is to be done or step taken pursuant to this Agreement, the date which is the reference date in calculating such period shall be excluded. The term determined in days starts on the first day after the event from which the term is to be counted, and ends by expiry of the last day of the term.
Term determined in weeks, months or years ends on the day that by the name and number corresponds with term starting day, and if such a day does not exist in the last month, term ends on the last day of that month (e.g. term of one year commencing on January 1, 2011. will end on January 1, 2012)
If the last day of the term occurs on the day which is determined by law as non-working day, the last day of the term is the next working day;
Legislation references — Any references in this Agreement to any law, by-law, rule, regulation, order or act of any government, governmental body or other regulatory body shall be construed as a reference thereto as amended or re-enacted from time to time or as a reference to any successor thereto;

Headings for convenience only — The division of this Agreement into articles and sections is for convenience of reference only and shall not affect the interpretation or construction of this Agreement.
The following documents are attached to this Agreement and form a part hereof:
•	Appendix 1- Schedule of advances and repayments

•	Appendix 2- Form of the Mortgage Agreement

•	Appendix 3- Form of the Escrow Mortgage Agreement

•	Appendix 4- Forms of Borrower’s and Company’s certificates

•	Appendix 5- Draft Stake transfer Agreement (Article 9.3, clause (2))
Having in mind the aforementioned, the Parties agree as follows:
1. Loan
1.1	The subject of this Agreement is a loan in the amount of EUR 10,320,000.00 (in letters: ten million three hundred twenty thousand EUR) (hereinafter the “Loan”).
The Lender is obliged to make the Loan to the Borrower subject to the terms and conditions described in this Agreement.
The Borrower is obliged to repay the Loan within the agreed deadline along with the agreed interest in accordance with this Agreement and in the manner determined in Appendix 1 to this Agreement.
2. Purpose of the Loan
2.1	The Borrower shall use the Loan only for the purpose of financing the Borrower’s Additional Capital Contributions in accordance with the provisions of Article 1 of the First Amendment to the JV Agreement, and shall not use the Loan for any other purpose.
2.2	The Borrower shall register this Agreement before the National Bank of Serbia (hereinafter referred to as the “NBS”), and shall notify the Lender in writing upon completion of the registration.
3. Facilities of the Loan
3.1	The Loan shall be available and will be advanced to the Borrower by wire transfer to the bank account of the Borrower stipulated by notice in writing to the Lender, in accordance with the schedule set out in Appendix 1 attached to this Agreement. The Loan shall have the following facilities:
1)	first facility in the amount of EUR 3,440,000.00 (hereinafter the “Facility A”),

2)	second facility in the amount of EUR 3,440,000.00 (hereinafter the “Facility B”), and
3)	third facility in the amount of EUR 3,440,000.00 (hereinafter the “Facility C”).
The Lender shall advance each Facility in four quarterly instalments, in accordance with Appendix 1 to this Agreement.
The date for advancing the quarterly installments shall be the first day of the month in each calendar quarter, as shown in Appendix 1.

Date for advancing the first installment of Facility A shall be April 1st, 2011.
The date when the amount of the installment is deposited in the Borrower’s bank account is the date of advancing the installment.
3.2 The Parties agree with the following:
1) If the Borrower decides not to receive one or more installments of the Loan, it shall send a written notice to the Lender at least 30 days prior to advancing the installment (hereinafter referred to as “Notice”), but it shall pay from their own financial resources the installment of the Additional Capital Contributions payable on the date that the advance was scheduled to be made.
Upon the Lender receiving the Notice from the Borrower, it shall not advance the installment of the Loan set out in the Notice.
After receiving the Notice, the Lender is not obliged to advance the installment of the Loan to the Borrower, but it is obliged to pay its installment of the Additional Capital Contribution payable on the date that the advance of that installment of the Loan would have been made, and the same shall not represent a breach of the Lender`s or the Borrower’s obligation, and Article V point 5.13 of the Joint Venture Agreement shall not apply.
2) If the Borrower decides not to receive an installment of the Loan and not to pay the corresponding installment of the Additional Capital Contribution, due to market conditions, it shall send a written notice to the Lender asking for consent of the Lender at least 30 days prior to the date for the advance of the installment of the Loan and payment of the installment of Additional Capital Contribution.
Upon giving the consent, the Lender shall not advance the said installment of the Loan to the Borrower, and neither Party shall be obliged to pay its corresponding installment of the

Additional Capital Contribution payable on the date that the advance of that installment of the Loan would have been made, and the same shall not represent a breach of the Lender`s or the Borrower’s obligations, and Article V point 5.13 of the the Joint Venture Agreement shall not apply.
3) If the Lender decides not to advance an installment of the Loan or not to pay the corresponding Installment of the Additional Capital Contribution, due to market conditions, it shall send a written notice to the Borrower asking for consent of the Borrower at least 30 days prior to the date for the advance of the installment of the Loan and payment of the Installment of Additional Capital Contribution.
Upon receiving the consent, the Lender shall not advance the said installment of the Loan to the Borrower, and neither Party shall be obliged to pay its corresponding installment of the Additional Capital Contribution payable on the date that the advance of that installment of the Loan would have been made, and the same shall not represent a breach of the Lender`s or the Borrower’s obligations, and Article V point 5.13 of the the Joint Venture Agreement shall not apply.
If the Lender does not get consent from the Borrower, the Lender shall have the obligation to advance that Installment of the Loan to the Borrower and to pay its Installment of the Additional Capital Contribution.
3.3 The Lender shall be obliged to advance the Loan in accordance with the provisions of this Agreement only in case that the following conditions precedent (hereinafter the “Conditions Precedent”) are entirely met:
1)	This Agreement shall have been registered by the Borrower with the NBS and the Borrower shall have provided notice in writing to the Lender of the completion of the registration.

2)	all Borrower’s representations and warranties in Article 6 of this Agreement are true and correct starting from the date of conclusion of this Agreement at the latest;

3)	No Event of Default (as defined in Article 9 of this Agreement) has occurred and is continuing;

4)	no Material Adverse Change has occurred;

5)	the Borrower has provided the Lender with financial statemenst in accordance with Article 7.1 (3);

6)	the Stake Pledge Agreement has been concluded between the Parties and the Mortgage Agreement and the Escrow Mortgage Agreement have been paraphed between the Parties;

7)	The Pledge over the Pledged Stake has been registered before the competent bodies of the Republic of Serbia in accordance with the Stake Pledge Agreement;
8)	the Borrower has provided the Lender with a certificates in the form set out in Appendix No. 4 of this Agreement signed by Dragan Popovic in the capacity of the Chairman of the Board of Directors of the Borrower and without personal liability, certifying that from the date of signing this Agreement until the date on which the installment of the Loan is to be advanced: (i) the representations and warranties of the Borrower set out herein are true and correct; (ii) the Borrower is not in default under any of the covenants in this Agreement and in the capacity of the Board of Directors of the Company and without personal liability that (iii) no Material Adverse Change has occurred in the Company;
9)	The Company shall not be in default in carrying out the R&D Plan as defined in section 5.13 (d) of the First Amendment of the JV Agreement.
3.4 Buy Back Right
(a)	If Lender fails to pay any Installment of its Additional Capital Contributions under the First Amendment to the JV Agreement or fails to release any Installment of the Loan of any of the Facilities in accordance with this Agreement, and if such failure to pay continues for a period of 30 days, then Borrower may give a Notice in writing to Lender (hereinafter referred to as “Notice of Breach") If the failure continues for a further 30 days after receipt of such Notice, Borrower shall be entitled to buy back the 8% of the total capital of the Company at the purchase price of EUR 9,600,000.00, which is equilent equal to the Fixed Componenet of the Purchase Price paid to Borrower by Lender under the STA, (hereinafter referred to as the: “Buy Back Payment”).
(b)	If Borrower decides to exercise the option to buy back the 8% of the total capital of the Company, Borrower shall deliver a notice in writing to Lender inviting Lender to execute a stake transfer agreement and an amendment to the Foundation Agreement (hereinafter referred to as the: “Buy Back Notice”). Together with the Buy Back Notice, Borrower will deliver the forms of the stake transfer agreement and the amendment to the Foundation Agreement.
(c)	Lender shall be obliged to execute the stake transfer agreement and the amendment to the Foundation Agreement required for registration of 8% of total capital of the Company before the Business Register Agency within 8 days from receiving the Buy Back Notice.
The payment term for this Buy-Back Payment shall be for 5 years at annual interest rate of 5%. Borrower shall have a grace period of 1 year and thereafter will pay the Buy-Back Payment in 16 quarterly payments starting from the end of grace period. The grace period shall commence on the day of execution of the stake transfer agreement and amendment to the Foundation Agreement. In case Lender fails to execute these documents, grace period starts from the date of entry of buy-back into the Book of stakes (51% Borrower). Borrower shall pay the interest calculated during the Grace Period on the last business day of the Grace Period.
(d)	If Lender fails to execute the stake transfer agreement for the 8% of the total capital in the Company and/or the amendment to the Foundation Agreement thereto within 8 days from receiving the Buy Back Notice, the Company is authorized to enter the transfer of the 8% of the total capital in the Book of stakes in favor of Borrower (51% Borrower) and:
(i)	the annual interest rate under this Agreement shall decrease to 7% per annum, starting from the expiry of 10 days from the date that the advance of the Installment of the Loan should have been made and/or the date that the Installment of Additional Capital Contribution should have been paid; and

(ii)	the provisions of article 4 points 4.4 second paragraph and 4.26 of the Shareholders Agreement shall be suspended;
until Lender has executed both the stake transfer agreement and the amendment to the Foundation Agreement.
(e)	In case Borrower has exercised its Buy Back right on the basis of any ground, and the Lender breaches its obligations from the First Amendment to the JV Agreement regarding the obligations to pay the Installments of Additional Capital Contribution, and/or Installment of the Loan, and its obligation to execute a stake transfer agreeement of 8% of the total capital and an amendment to the Foundation Agreement upon the buy-back, then until the Lender remedies all the breaches, the annual interest rate under the Loan Agreement shall decrease to 7% per annum, starting from the expiry of 10 days from the date that the advance of the Installment of the Loan should have been made and/or the date that the Installment of Additional Capital Contribution should have been paid and the provisions of Article 4 points 4.4 second paragraph and 4.26 of the Shareholders Agreement shall be suspended starting from the expiry of 30 days from the date of receiving the Default Notice up to the date when the Lender remedies the breaches.
The Parties agree that for 30 days following the suspension of Article 4 points 4.4 second paragraph and 4.26, the Board and the Company shall not reach any decisions nor take any actions on the basis of the suspension.
After 30 days following the suspension of Article 4 points 4.4 second paragraph and 4.26, but for no more than 90 days following the suspension of Article 4 points 4.4 second paragraph and 4.26, the Board and the Company may reach decisions and/or take actions only under Article 4 point 4.26 (e) and (f) without prior written consent of all Shareholders of the Company until Lender remedies the breaches.
After 90 days following the suspension, the Board and the Company may reach any decisions and/or take any actions under Article 4 points 4.4 second paragraph and 4.26 on the basis of the suspension until Lender executes the stake transfer agreement and the amendment to Foundation Agreement or until Lender remedies the breaches.
(f)	If Borrower fails to pay to Lender the amounts due under the buy-back of 8% of the total capital and such failure continues for 30 days Lender shall deliver a written Notice of breach to Borrower, and if the failure to pay continues for a further 30 days after receipt of such Notice then Borrower’s right of Casting Vote as defined in Article 4 point 4.2 of the Shareholders Agreement shall be suspended until Borrower remedies the breaches.
The Parties agree that for 60 days following the suspension of Article 4 point 4.2, the Board shall not reach any decisions on the basis of the suspension. After 60 days following the suspension of Article 4 point 4.2, the Board may reach all decisions on the basis of the suspension until Borrower remedies the breach.
4. Interest on the Loan
4.1	The Borrower shall pay to the Lender the accrued interest on the Loan, i.e. its Facilities, in accordance with the provisions of the Agreement.
4.2	The interest rate on the outstanding principal sum of each Facility amounts to 9.3% per annum.

In the Grace Period, the calculation shall be the simple method of calculating interest (i.e. without compounding, i.e. the interest shall not be added to the principal sum at the end of the interest period).
In the period of repayment of the principal sum together with interest (in annuities — payments), the calculation shall be the compound method of calculating interest.

4.3	In case that at any time prior to the Maturity Date Dragan Popovic’s Employment Agreement is terminated by reason of Resignation or termination for Cause, the interest rate on the outstanding principal sum shall be increased to 12.3% per annum starting from the date of termination of the Employment Agreement, having in mind the importance of Dragan Popovic for the entire business of the Company and the fact that he is one of the owners of the Borrower.
4.4	In case that at any time prior to the repayment of the Loan in full the Borrower refuses to vote at the Shareholders Assembly to adopt the Resolution for payment of the minimum amount of dividends, in accordance with Article 13, point 13.16 of the JV Agreement as amended, the interest rate on the outstanding principal sum shall be increased to 13% per annum starting from the date the Shareholders Resolution should have been passed until such Resolution is passed.
4.5	In case that any of the following breaches by the Lender occurs:

(i)	Lender fails to pay any Installment of its Additional Capital Contributions under the First Amendment to the JV Agreement and/or fails to release any Installment of the Loan of any of the Facilities in accordance with this Agreement and if such failure continues for a period of 30 days after receipt of the Notice of Breach from the Borrower; or
(ii)	Lender fails to execute the stake transfer agreement and the amendment to the Foudation Agreement, in accordance with the Article 3.4 (d) of this Agreement the annual interest rate on the outstanding principal sum under this Agreement shall decrease to 7% per annum starting from the expiry of 10 days from the date that an advance of the installment of the Loan should have been made and/or the date that an Installment of Additional Capital Contribution by the Lender should have been paid until the Lender remedies the aforementioned breaches.
4.6	In case that at any time prior to repayment of the Loan in full:
(i)	the Lender refuses to vote at the Shareholders Assembly to adopt the Resolution for payment of the minimum amount of dividends, in accordance with Article 13, point 13.16 of the JV Agreement as amended, the Borrower shall not have the obligation to pay the interest on the outstanding principal sum under this Agreement, from the date the Shareholders Resolution should have been passed until such Shareholders Resolution is passed; and/or
(ii)	the Lender fails to pay any due and undisputed amount of the Variable Component of the Purchase Price in accordance with the STA and if the total aggregate amount of the unpaid Variable Component of the Purchase Price including interest is greater than EUR 140,000.00, the interest under this Agreement shall cease to accrue as of the date when the debt of the Lender for the total aggregate amount of the unpaid Variable Component of the Purchase Price reaches the amount of EUR 140,000.00 until the fulfillment of Lender’s obligations to pay the amounts of the Variable Component of the Purchase Price.
5 Term and repayment of the Loan
5.1	The term of the Agreement shall expire for all obligations of all the Facilities on the date which is 8 years from the date of the first Installment of the Loan under Facility A (subject to Article 5.5) (hereinafter the “Maturity Date”) and the remaining outstanding principal amount of the Loan, if any, all accrued and unpaid interest and all other amounts owing under this Agreement shall be due and payable on the Maturity Date.
5.2	The Borrower shall repay Facility A, to the Lender in the following manner:
1)	On the date which is 18 months from the month in which the first advance is made under Facility A (hereinafter the “Facility A First Interest Payment Date”), the Borrower shall pay the accrued interest on the outstanding principal amount calculated from the dates of the advances to the Facility A First Interest Payment Date.

2)	On the date which is 12 months from the Facility A First Interest Payment Date (hereinafter the “Facility A Second Interest Payment Date”), the Borrower shall pay the accrued interest on the outstanding principal amount calculated from the Facility A First Interest Payment Date to the Facility A Second Interest Payment Date.

3)	On the date which is 12 months from the Facility A Second Interest Payment Date (hereinafter the “Facility A Third Interest Payment Date”), the Borrower shall pay the accrued interest on the outstanding principal amount calculated from the Facility A Second Interest Payment Date to the Facility A Third Interest Payment Date.

4)	The Borrower shall repay the principal amount of Facility A together with the interest on the outstanding principal amount for the period from the Facility A Third Interest Payment Date until the Maturity Date by fixed quarterly payments as set out in Appendix 1 commencing on the last day of the third month following the Facility A Third Interest Payment Date and on last day of each and every quarter thereafter until the Maturity Date.
5.3	The Borrower shall repay Facility B, to the Lender in the following manner:
1)	On the date which is 18 months from the month in which the first advance is made under Facility B (hereinafter the “Facility B First Interest Payment Date”), the Borrower shall pay the accrued interest on the outstanding principal amount calculated from the dates of the advances to the Facility B First Interest Payment Date.

2)	On the date which is 12 months from the Facility B First Interest Payment Date (hereinafter the “Facility B Second Interest Payment Date”), the Borrower shall pay the accrued interest on the outstanding principal amount calculated from the Facility B First Interest Payment Date to the Facility B Second Interest Payment Date.

3)	The Borrower shall repay the principal amount of Facility B together with the interest on the outstanding principal amount for the period from the Facility B Second Interest Payment Date until the Maturity Date by fixed quarterly payments as set out in Appendix 1 commencing on the last day of the third month following the Facility B Second Interest Payment Date and on last day of each and every quarter thereafter until the Maturity Date.
5.4	The Borrower shall repay Facility C to the Lender in the following manner:
1)	On the date which is 18 months from the month in which the first advance is made under Facility C (hereinafter the “Facility C First Interest Payment Date”), the

Borrower shall pay the accrued interest on the outstanding principal amount calculated from the dates of the advances to the Facility C First Interest Payment Date.

2)	The Borrower shall repay the principal amount of Facility C together with the interest on the outstanding principal amount for the period from the Facility C First Interest Payment Date until the Maturity Date by fixed quarterly payments as set out in Appendix 1 commencing on the last day of the third month following the Facility C First Interest Payment Date and on last day of each and every quarter thereafter until the Maturity Date.
5.5 Options to Extend Grace and Repayment Periods:
(a)	The Borrower has the option to extend the Grace Period for an additional period, not to exceed one (1) year. Borrower must exercise this option at least 45 days prior to the expiry of the Grace Period by sending written notice to the Lender. If the Borrower excercises this option, the Borrower shall pay the interest which accrues during the additional period on the last day of such additional period.
(b)	In addition, the Borrower has the option at any time(s) after the commencement of the quarterly principal and interest payments (the “Repayment Period”), to defer payment of up to a maximum of 4 quarterly payments. Each deferred quarterly payment will extend the Repayment Period by 3 months and shall be added to the end of the schedule of quarterly payments set out in Appendix 1. If the Borrower decides to exercise this option, the Borrower shall send a notice in writing to the Lender at least 45 days prior to the date for payment for the quarterly payments which the Borrower is electing to defer. The notice shall contain the number of quarterly payments which the Borrower is electing to defer (up to a maximum of 4).

c) In case of breach of the obligations described in Article 4.6 (i) and (ii) of this Agreement, the payment dates of the Loan repayment shall be postponed for the same period in which the Lender is in breach described in the aforementioned provisions;
5.6	All amounts payable by the Borrower hereunder shall be paid to the Lender in EUR by wire transfer to the bank account of the Lender stipulated by notice in writing to the Borrower.
5.7	Any payment of the Facility shall be deemed as paid on the date when the Lender receives the amount of such payment in the bank account defined in Article 5.6 of this Agreement.
5.8	The Borrower agrees that all amounts payable to the Lender under this Agreement shall be paid to the Borrower, without any deductions or set-off. In particular, no deductions or set-off shall be made for any present or future taxes (including without limitation sales and value added taxes under the Applicable Law), withholdings or deductions with respect to the amounts payable under this agreement by the Borrower to the Lender under the Applicable Law other than withholding taxes required to be withheld under the Applicable Law from the interest payments (hereinafter the “Taxes”). All such Taxes under the Applicable Law shall be borne and paid by the Borrower. In the case of any withholding taxes required to be withheld under Applicable Law from the interest payments to the Lender, the Borrower shall provide the Lender with certificates showing payment of the taxes to the Serbian government and any other documents required under Spanish law to enable the Lender to claim a tax credit in Spain for the withholding taxes deducted and paid in Serbia. If the Lender is not able to obtain a tax credit as aforesaid without its fault, the Borrower shall reimburse the Lender for the amount of the Serbian withholding taxes.
All taxes which may accrue under the laws of Spain shall be paid by the Lender.

The interest rate under this Agreement shall be calculated as gross rate.
6. Representations and warranties of the Borrower
6.1	The Borrowers represents and warrants to the Lender that on the date of signing this Agreement:
1)	The Borrower is a limited liability company validly incorporated and subsisting under the laws of the Republic of Serbia, which carries on the registered activity as its main activity and is entitled to conduct all other business activities, in accordance with the Applicable Law;

2)	The Borrower is duly authorized to execute and deliver this Agreement in accordance with the applicable regulations of the Republic of Serbia and a resolution of the Board of Directors of the Borrower and the execution of this Agreement does not:
(i)	violate any provision of the Foundation Agreement or any applicable laws of the Republic of Serbia; or

(ii)	result in a breach of, a default under, or the creation of any encumbrance on the properties and assets of the Borrower (other than security in favor of the Lender) under any material agreement or instrument to which the Borrower is a party or by which the Borrower or any of its properties and assets may be bound or affected.
3)	The financial statements of the Borrower delivered to the Lender in accordance with this Agreement are materially correct and complete in all respects;

4)	No event has occurred and the Borrower has not received any notification of such event which is or with giving of notice, lapse of time or other condition would constitute, an event of default under or in respect of any agreement, to which the Borrower is a party or to which the Borrower or any of its properties or assets may be subject which could have a material adverse effect on the financial condition of the Borrower.

7. Covenants
7.1	The Borrower covenants and agrees with the Lender, while the Borrower has any outstanding pecuniary obligations under this Agreement:
1)	to pay all sums of money when due under this Agreement,

2)	to maintain its corporate existence as a validly subsisting corporate entity,

3)	to provide the Lender with:
a)	unaudited semi-annual financial statements within 60 days from June 30;

b)	unaudited, annual financial statements within 90 days of the end of each fiscal year; and

c)	audited, annual financial statements within 180 days of each fiscal year end;
The financial statements shall include a list of all Financial Indebtedness, showing the name of the lender, the amount owing to the lender as of the end of the fiscal period covered by the financial statements, the interest rate, the term, amortization period and the amount of the installments of principal and interest payments.
4)	to give the Lender prompt notice of any Event of Default or any event which, with notice or lapse of time, or both, would constitute an Event of Default;

5)	Limitations on Financial Indebtedness. The Borrower will not create, assume or incur any Financial Indebtedness, except:
(a)	Indebtedness for money borrowed under this Agreement;

(b)	Indebtedness planned to be incurred under the mortgage granted by the Borrower with respect to the business building located in Narodnog Fronta Street 25A, 25B, 25C, 25D, built on the parcel no. 3928/41 C.M. Novi Sad II Novi Sad, Serbia up to a maximum principal amount of Euros 6,000,000.00;

(c)	Long-term revolving line of credit in the principal amount of EUR 300,000.00 — mortgage on the building in street Sremska 4;

(d)	Short-term loan planned to be incurred with an interest rate subsidy from the Republic of Serbia Development Fund in the principal amount of EUR 500,000.00

(e)	Long-term loan in the principal amount of EUR 595,000.00 — mortgage on the building in Street Sremska 4;

(f)	Long-term loan in the principal amount of EUR 1,359,000.00 — mortgage on the building in Sremska Street

(g)	Financial leasing for cars lease, in the principal amount of EUR 27,600;

(h)	Additional Financial Indebtedness up to a maximum principal amount of EUR 1,000,000;

(i)	Future Financial Indebtedness up to a maximum principal amount of EUR 5,000,000.00 provided that:

(i)	the Borrower proves by means of an officers certificate that the Borrower’s Debt Service Coverage Ratio (as defined below) calculated for the next 12 month period based on the projections of income and expenses will not be less than 1.1:1 as a consequence of the new Debt Service payments to be made under the terms of the new Financial Indebtedness;

(ii)	for subsequent computation periods (the 12 month periods ending December 31), the Borrower shall deliver to the Lender together with the Financial Statements required to be provided under section 7.1(2) above, an executed officers certificate setting out the calculation of the Debt Service Coverage Ratio for the computation period and confirming that the Debt Service Coverage Ratio is at least 1.1:1; and

(iii)	the new Financial Indebtedness has a fixed interest rate or the Borrower arranges a derivative to hedge the risk of increases in the interest rate.
“Debt Service Coverage Ratio” means the ratio of:
(A)	the Borrower’s EBITDA plus Financial Income (net income from all sources including dividends received from the Company) minus income tax payments for the computation period to

(B)	Total Debt Service for the computation period.
“Debt Service” means the total of all principal and interest payments payable by the Borrower in respect of Financial Indebtedness.
(j)	Additional Financial Indebtedness in principal amount of EUR 2,200,000.00 for covering Value Added Taxes, which will be used continiously provided that this Financial Indebtedness will be paid out when the refund of the Value Added Taxes is received by the Borrower.

(k)	Any Financial Indebtedness the proceeds of which are used to repay or refinance the Financial Indebtedness described in paragraphs from (a), to (j) above, provided that
• the principal amount of any such refinancing does not exceed the principal amount of the outstanding balance of the Financial Indebtedness refinanced;
• the term and repayment conditions are not different from that of the refinanced facility unless the annual payments (Principal + Interest) of the facility are lower that those of the refinanced facility;

The Lender agrees that the Borrower may establish a pledge on all or a part of the Borrower’s remaining unpledged stake (28% of the total stake in the Company) to secure a future additional Financial Indebtedness defined in (d), (h), (i), (j) and (k).
6)	to file all material income tax returns which are or will he required to be filed, to pay or make provision for payment of all material taxes (including interest and penalties) which are or will become due and payable, in accordance with the Applicable Law,

7)	not to grant, create, assume or suffer to exist any, charge, pledge, security interest or other encumbrance affecting the Pledged Stake.
8. Means of Security
8.1	The Security Agreements shall serve as the means of security for repayment of the Loan and all other pecuniary obligations of the Borrower under this Agreement (hereinafter jointly the “Means of Security”) subject to the conditions set out in Article 9.3.
8.2	The Lender acknowledges that there will be established a first-ranked mortgage on the Real Property for the purpose of securing a credit/loan in the amount of 6,000,000.00 in connection with the purchase of the Real Property by the Borrower (the First Mortgage).
8.3	The Mortgage Agreement shall be signed by the Parties and certified before the court within 90 days from the day of inscription of the Borrower’s ownership right over the Real Property before the Unified Cadastre Registry, and placed into escrow in accordance with the Mortgage Escrow Agreement.
8.4	The Borrower agrees to not grant additional mortgages on the Real Property outside the scope of the amount of obligations secured by the First Mortgage, unless at the time of the grant of the new mortgage, the appraised value of the Real Property is at least equal to the sum of: a) the amount owing under the First Mortgage; b) the amount of the additional mortgage; and c) the amount owing under this Loan Agreement at that time. The scope of obligations secured by the First Mortgage means the option to change the creditors of the secured obligations.
9. Events of Default
9.1	The following events shall be deemed as the Event of Default (hereinafter jointly the “Events of Default” or individually the “Event of Default”) provided however that the Lender is not in breach of its obligations as described in Article 4.6 (i) and (ii):
1)	the non-payment when due of the Loan, i.e. its Facilities or any part thereof, interest and any other amounts due under this Agreement;

2)	usage of the Loan contrary to its purpose determined in Article 2 of this Agreement;

3)	the breach by the Borrower of any of the covenants set out in Article 7 of this Agreement (any breach of the financial covenants to be confirmed by one of the Big four independent auditors (Delloitte, Pricewaterhouse Coopers, Ernst & Young, KPMG));

4)	the breach by the Borrower of any other provision of this Agreement or the Security Agreements;

5)	if any representation or warranty made herein in Article 6 of this Agreement shall be false or inaccurate in any adverse respect;

6)	if proceedings for status change or liquidation of the Borrower has been initiated resulting in the cessation of or suspension of the business operations of the Borrower;

7)	if the bankruptcy proceedings are commenced either by or against the Borrower affecting Lender’s rights in any jurisdiction or jurisdictions in which the Borrower has property or assets which are material to the business, operations or financial condition of the Borrower, or if any order or writ of execution or attachment or similar process is issued in an amount exceeding EUR 1.000,000.00 for the judicial or extra-judicial seizureand sale of any material part of the assets of the Borrower;

8)	If one or more judgments for the payment of money in an amount in the aggregate exceeding EUR 1,000,000.00 has been rendered by a court having jurisdiction against the Borrower in any jurisdiction or jurisdictions in which the Borrower has property or assets which are material to the business, operations or financial condition of the Borrower and the Borrower does not, discharge the same or provide for its discharge in accordance with its terms, or procure a stay of execution thereof, or appeal such final judgment and cause the execution thereof to be stayed during such appeal;

9.2	Upon the occurrence of an Event of Default, the Lender may deliver a notice of default to the Borrower with details of the Event of Default (hereinafter the “Notice of Default”) and if such default is not remedied within 180 days of receipt of the Notice of Default by the Borrower, the Lender may, in its sole discretion, by notice in writing delivered to the Borrower, declare all or any part of the Loan, interest and other amounts payable under the Agreement, to be immediately due and payable.

9.3	The Lender shall enforce the Security Agreements subject to the following conditions and in the order set out below:

1)	If the amount owing under the Agreement is not paid by the Borrower to the Lender within 180 days of the Borrower receiving the Notice of Default, the Lender shall be entitled to receive payment of any amounts which may have been paid into escrow as described in Article 9.10 (b) of the First Amendment to Shareholder Agreement (hereinafter the “50% Escrow”) in the next 30 days.

2)	If the amount received out of the 50% Escrow is not sufficient to pay out the amount owing under the Agreement, and the amount owing under the Agreement has not been paid by the Borrower to the Lender within 180 days of the Borrower receiving the Notice of Default, then and only then the Lender may, but shall not be obligated to, give notice to the Borrower requiring the Borrower to enter into a stake transfer agreement with the Lender in the form given in Appendix No. 5 of this Agreement on the basis of which the Lender shall acquire the additional stake in the Company (hereinafter the “Stake transfer Agreement”). The Stake transfer Agreement shall determine the part of the Borrower’s stake in the Company which is sufficient to pay out all amounts payable by the Borrower to the Lender under this Agreement valued as follows:
a)	If Dragan Popovic’s Employment Agreement has not been terminated by reason of Resignation or termination for Cause, the purchase price for the Borrower’s stake in the Company shall be calculated using the minimum price of EUR 1,200,000.00 for 1% of the total stake in the Company as the basis of the calculation, and the respective capital accounts of the Parties shall be adjusted accordingly.

b)	If Dragan Popovic’s Employment Agreement has been terminated by reason of Resignation or termination for Cause, the purchase price for the Borrower’s stake in the Company shall be calculated using the valuation procedures set out in the Shareholders Agreement and the JV Agreement as the basis of the calculation, and the respective capital accounts of the Parties shall be adjusted accordingly.
   3) In case that the Borrower fails to enter into the Stake transfer Agreement with the Lender within 30 days from the date when the Lender informed the Borrower in writing that it has elected to require the Borrower to enter into such Stake transfer Agreement in accordance with the Article 9.3 clause 2), the Lender shall be entitled to enforce the Pledge in accordance with the provisions of the Stake Pledge Agreement and the Law on Registered Movables Pledges .
4)	Only in the case that following three conditions are cumulatively fulfilled:
(i) Dragan Popovic’s Employment Agreement has been terminated by reason of Resignation or termination for Cause and
(ii) the Lender is not in breach of its obligations as described in Article 4.6 (i) and
(ii) of this Agreement and
(iii) the money from the 50% Escrow account and the Borrower’s Pledged Stake in accordance with the Article 9, point 9.3 clause 2) and 3) are not enough to pay out the amount owing under this Agreement, then and only then the Lender shall be entitled to enforce the Mortgage in accordance with the provisions of the Mortgage Agreement, the Mortgage Escrow Agreement and the Law on Mortgage.
10. Prepayment
10.1	The Borrower may prepay any portion of the outstanding principal amount of the Loan provided that such prepayments shall be made in minimum amounts of EUR

100,000.00. Repayment of Loan cannot begin prior to expiry of six (6) months as of the Date of Advance, and final payment can be made only after expiry of one year from the Date of Advance.
  In case of prepayment of the Loan, the Borrower is not obliged to indemnify any damage or to pay any penalties to the Lender.
All prepayments will be applied first to any outstanding accrued interest or other overdue amounts payable hereunder and secondly against principal and may not be re-borrowed hereunder.
11. Force Majeure
11.1 The event of force majeure includes one or more events occurred after the conclusion of this Agreement, which could not have been foreseen, prevented, remedied or avoided through the exercise of due diligence and which directly affect the possibility of one party performing its obligation in full or partially including but not limiting as follows:
strikes, lockouts, or other industrial disturbances, wars, blockades, embargoes, insurrections, riots, act or orders of government, explosions, fires, floods, or crisis in global capital markets causing major restrictions in the general availability of credit (jointly “Force Majeure”).
The party claiming the benefit of Force Majeure shall give written notice and full particulars of Force Majeure to the other party as soon as possible after the occurrence of Force Majeure.
Upon the giving of the notice, such obligations shall be suspended during the continuance of Force Majeure and the party whose performance is affected by the Force Majeure will not be liable for delays in performing its obligations to the extent the delay is caused by Force Majeure. The party claiming the benefit of Force Majeure shall use due diligence to overcome or avoid the delays or hindrance caused by the force majeure event as soon as possible, and the obligations, terms and conditions of this contract shall be extended for the period of the continuance of Force Majeure.
12. Appendixes
12.1	The appendixes attached to the Agreement are incorporated in this Agreement by reference as if set out in full herein.

12.2	In the event that a change is required to be made under the terms and provisions of this Agreement to advances or repayments of the Loan, the interest rate, dates for advances or payments, the Grace Period, or other terms, the Parties shall sign an Annex to this Agreement to confirm the change, and the Annex shall be registered with the NBS.
13. Registration
13.1	The Borrower undertakes to register this Agreement (and any subsequent amendments to, or assignment or termination of, this Agreement) with the NBS as soon as practicable and in any event within 10 days after the execution of this Agreement or its amendment, assignment or termination.
14. Expenses
14.1	All certification fees, registration duties or other charges in connection with any regulatory requirements arising in the Republic of Serbia from the entering into, execution or implementation of this Agreement shall be equally borne by both Parties.

14.2	All fees and expenses by professional advisors (including lawyers, accountants, auditors, financial or any other advisors or consultants) and other charges and costs payable in connection with the preparation, negotiation, execution and consummation of this Agreement shall be borne by the Party incurring such fees or expenses.
15. Confidentiality
15.1	During the validity of this Agreement and for a period of 2 years following its expiry, each of the Parties keep confidential and use only in connection with the transactions contemplated by this Agreement all information and data:
1)	obtained by them from the other Party relating to such other Party, and

2)	regarding the transactions contemplated hereby, unless disclosure of such information or data is required by the laws of the Republic of Serbia or Spain, or any governmental or regulatory authority, approved by the other Party or necessary to be disclosed in a court proceeding.
16. Severability
16.1	Should any provision of this Agreement be fully or in part invalid or unenforceable, this shall not affect the validity and enforceability of the other provisions of this Agreement if it can sustain without invalid provision and if such a provision was not the condition of the Agreement or decisive consideration upon which the Agreement was concluded.

16.2	The Parties shall be obliged to replace the invalid or unenforceable provision by a valid and enforceable provision, which is in conformity with the aim that Parties had in mind in the time of the conclusion of this Agreement and if it can considered that Parties would conclude this Agreement if they knew for the nullity of that provision.
17. Communication
17.1	Each notice or other communication regarding this Agreement shall be in written form and have to be delivered in person or by fax or by registered mail with certification of receipt on the following addresses:
     1)   If for the Borrower:
 Name: Dragan Popovic
 Address: Sremska Street No. 4, 21000 Novi Sad, Serbia
 Tel: +381 21 4893 501
 Fax: +381 21 4893 540
 Attention: Dragan Popović
     2)   If for the Lender:
 Name: Lidia Garcia
 Address: Velgrande 6, Alcobendas (Madrid) 28108, Spain
 Tel: +34 91 714 7120
 Fax: +34 91 714 7001
 Attention: Lidia Garcia
     with a copy to:
 Telvent North America
 Name: Cameron Demcoe
 Address: 10333 Southport Road SW, Calgary AB, Canada
 Tel: +1 403 613 0100
 Fax: +1 403 301 5027
 Attention: Cameron Demcoe.
17.2	Any notice or communication sent in the above described manner shall be deemed as delivered on the day of personal delivery of the same, i.e. on the date stated in the fax confirmation notice, i.e. on the date stated at the delivery receipt for the registered mail.

17.3	In the event of change of any element of delivery address, the Party whose information is changed is obliged to inform in advance the other Party in written manner. Failure to inform the other Party shall mean that any notice or communication performed in line with Article 16.1 would be deemed as delivered on the fifth day after sending regardless of the fact whether the delivery receipt returned with remark that the same was not delivered or the number of fax are changed.
18. Applicable Law
18.1	This Agreement shall be governed by the Applicable Law.
19. Dispute resolution
19.1	Any potential dispute arising out of or in connection to this Agreement shall be settled amicably by the Parties.
19.2	In case that such a dispute may not be resolved amicably, Parties agree that all disputes arising in connection with this Agreement, except those in exclusive court jurisdiction,

shall be finally settled by arbitration in Geneve Switzerland under the Rules of Conciliation and Arbitration of the International Chamber of Commerce (the “Court”) in effect at that time, by one arbitrator appointed by the Parties or, failing agreement within one month of the demand for arbitration, by the Court at the request of one of the Parties. The arbitrator shall be free in addition to consult technical or legal experts of his own choosing in resolving any dispute.

19.3	The arbitration proceedings shall be conducted in the English language. The arbitrator may, for his convenience or that of the parties, take evidence at places other than Geneve without changing the situs of the proceedings.

19.4	The arbitrator shall hear and dispose of any dispute in such manner as he, in his discretion, shall determine, but in so doing he shall be required to receive the submissions of the parties with respect to the said dispute between the parties. The arbitrator shall base his award with respect to the matter before him on the contents of this Agreement and on the provisions of the applicable law as herein provided. The award of the arbitrator may be, alternatively or cumulatively, for monetary damages, an order requiring the performance of non-monetary obligations or any other appropriate order or remedy. The arbitrator may issue interim awards. The final award shall assign costs of the arbitration to one or both parties. The decision of the arbitrator shall be rendered in writing with all reasonable expedition, and shall be final and binding on the parties hereto. Judgment upon the arbitration award rendered may be entered in any court having jurisdiction, or application may be made to any such court for judicial acceptance of the award and an order of enforcement or execution, as the case may be.
20. Final provisions
20.1	This Agreement is concluded under condition precedent and shall have legal effect as of the Closing.

In case that the condition precedent is not fulfilled, the Parties shall conclude in written form termination of this Agreement for the purpose of registration before NBS (if it will be necessary).

In case of termination of the STA, both Parties shall be entitled to unilateral termination of this Agreement.

20.2	The Parties hereby declare that they have read and understood this Agreement and based on their free will and achieved consent they enter into it.

20.3	In case of discrepancy or difference between the English and the Serbian version of this Agreement, the Serbian version shall prevail.

20.4	This Agreement is executed in 8 identical copies, 2 of which are for each Party, whereas the remaining copy is for the purpose of registration before the NBS.

In Novi Sad, on 24th, January 2011. For the Lender
/s/ Victor Jose Hidalgo Vega
Victor Jose Hidalgo Vega
Proxy

For the Borrower:
/s/ Dragan Popović
Chairman of the Board
Prof. Dr Dragan Popović